Mark Sucharda, P. Eng.

Certificate of Author

I, Mark Sucharda, P. Eng., do certify that:

1.	I am employed as Senior Project Manager with:

Hatch Ltd.
2800 Speakman Drive
Mississauga, Ontario, Canada, L5K 2R7

2.	This certificate applies to the report “NI 43-101 Technical Report – Timok Copper-Gold Project, Serbia: Upper Zone Prefeasibility Study and Resource Estimate for the Lower Zone”, prepared for Nevsun Resources Ltd. (the “Issuer”), dated August 7 2018, with an effective date June 19, 2018 (the “Technical Report”).

3.	I graduated with a Bachelor’s Degree in Applied Sciences from Queen’s University at Kingston in 1987.

4.	I am a member of Professional Engineers Ontario (90234360).

5.	My relevant experience over the past 30 years includes participation in scoping, pre-feasibility, feasibility level studies as well as project execution for various metallurgical projects. My role on these projects has included mechanical engineer, project engineer and project manager.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of Sections 1.5.2, 1.8, 1.12, 4, 5, 6, 16.5, 18.1, 18.3, 18.4, 18.5, 20.5, 24.1, 26.4, and relevant content in Sections 1.10, 1.11, 1.14 and 21.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9.	I am independent of the issuer applying all of the tests in Section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.	I have not conducted a site visit.

12.	I had prior involvement with the subject property by acting as Qualified Person for the Issuer’s NI 43-101 entitled “Canadian National Instrument 43-101 Technical Report: Pre-Feasibility Study for the Timok Project, Serbia” dated May 11, 2018 and having an effective date of March 8, 2018.

13.	I consent to the public filing of this Technical Report.

Signed and dated on this 7th day of August, 2018.

“Original Signed and Sealed”

Mark Sucharda, P. Eng.
Senior Project Manager, Hatch Ltd.

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